https://castleplacement.com/portfolio/patientinnovations/


Patient Innovations
OnTime Care®
Optimizing Patient Care / Efficiency
Patient Innovations
WHERE INNOVATION + HEALTHCARE CONVERGE
Pi Cloud Tech, Inc. does business as Patient Innovations
02:02

REASONS TO INVEST

Optimizing Patient Care / Efficiency

OUTSTANDING OPPORTUNITY. Eliminates the #1 patient complaint – endless waiting

PREMIER PARTNERS. Global distribution agreements with industry leaders such as Henry Schein and Marcum Technology support future growth

TECHNOLOGICAL BREAKTHROUGH. Revolutionizes scheduling, communication, and needed Real-Time Location Services ("RTLS") that significantly reduce patient waiting times and increases profitability for doctors

SOLVES #1 PATIENT COMPLAINT – ENDLESS WAITING. Patient Innovations identifies, develops, and deploys technologies to improve the patient experience and healthcare efficiencies

COMPELLING VALUE PROPOSITION. More billable hours and less lost time for doctors

ACCOMPLISHED MANAGEMENT TEAM. Deep executive leadership and history of strategic advisory to doctors and medical facilities across the U.S.

$00,000
TOTAL RAISED

0	**$36 Million**
INVESTORS	VALUATION
$11.71	**$250.00**
PRICE PER SHARE	MIN. INVESTMENT
Class B Common	**Equity**
SHARES OFFERED	OFFERING TYPE
$5 Million	**Reg CF**
OFFERING MAX	OFFERING

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Accomplished management team

with extensive successful history of strategic advisory to doctors and medical facilities across the U.S.

Patient Innovations
OnTime Care®



Jeffrey L. Bass
Chief Operating Officer



Rodney D. Reider
Chief Executive Officer



Ken Greenberg
Co-Founder & President



Jon Zvi Batash, M.D.
Chief Medical Officer



Robin Bennett
Chief Technology Officer

00:48

Proprietary technology

U.S. and international trademarks (13)

Subscription-based SaaS

6 REGISTERED MARKS

Patient Innovations®
OnTime Care®
PatientPriority®
SmartSchedule®
SmartStandby®
VisitFlow Tracking®

7 UNREGISTERED MARKS

AdmissionsAccelerator™
ElopementEnder™
FallSentry™
HealthyHands™
OnTime Care VIBE™
OnTime Care Vista™
VisitManager™

Patient Innovations
OnTime Care®

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Overview

PI Cloud Tech, Inc. (dba Patient Innovations) is seeking to deploy healthcare technologies that improve patient care, communications, and medical facility operations.

OnTime Care (OTC) is an intuitive/easy to use, subscription-based software as a service (SaaS) that improves the efficiency and profitability of healthcare – it addresses the four pillars of healthcare delivery

- Quality / patient safety
- Patient engagement / experience
- Employee engagement / experience
- Growth / access

Features technological breakthroughs in scheduling, communication and much needed Real-Time Location Services (RTLS) that lowers costs to affordable levels for most healthcare institutions

- Value proposition – more billable hours, less lost time
- Large market opportunity – global distribution agreements with industry leaders such as Henry Schein and Marcum Technology support growth
- No competing healthcare platform offers OTC's comprehensive feature set

Management has deep executive leadership and history of strategic advisory to doctors and medical facilities across U.S.

Endless waiting is the symptom.
Inefficiency is the disease.
OnTime Care is the cure.

Vision and Mission Statements

VISION. To slow the rising cost of healthcare and improve care delivery to patients everywhere

MISSION. To build the most admired healthcare company of the 21st century by eliminating endless waiting in doctors' offices and throughout healthcare using breakthrough hardware, software and AI

What's In It For EveryBody?



Patients
- Less waiting
- Greater access
- Smartphone booking
- Standby appointments
- More quality time with their doctor



Doctors
- Less stress - no overbooking
- See more patients - spend more time with each one
- More revenues
- Happier patients
- More free time



Investors
- Global distribution partners will help scale the company
- High SaaS multiples
- Targeting liquidity in 2-3 years
- Highly experienced and motivated senior team



Dr. Cayford -25 m
Dr. Howell On Time
Dr. Tomlinson +15 m

Welcome Ken to OnTimeCare



03:44

OnTime Care © 2019-2020 Patient Innovations LLC

CC

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PROBLEM – Strained and Inefficient Medical System

Endless patient waiting is the symptom... glaring operational inefficiencies are the cause

- Challenges – throughput; efficiency; revenues; workflow; wait times; and room utilization
- Problems are more acute in countries with socialized medicine – common complaints include months-long delays and lack of funds to address challenges

Hospital room turnover is a major factor affecting healthcare profitability

- Current U.S. reimbursement rates pay hospitals with a fixed amount per hospital stay
- Delays may cause the patient to stay longer – hospital does not get paid for that time
- Endless delays in delivering care – from waiting for transport to waiting for scans, doctor rounds, tests, medication and food
- Once discharged, patients often wait hours for the discharge nurse to send them on their way
- Once out of the hospital room, it can easily take six to 16 hours for the next patient to be admitted to that room

As a result, Centers for Medicare & Medicaid Services (CMS) raised the weighted portion of patient experience in its Star Ratings from 20% to 40% for 2021

Global Healthcare Opportunity

OnTime Care

U.S. healthcare market is huge and expanding – representing nearly 18% of the U.S. economy

Demands on medical staff in hospitals, skilled nursing facilities and medical practices strain the system

OTC removes time-consuming tasks to let medical personnel concentrate on better patient care

Facilities – U.S.	Estimated 2020 Count
Annual Hospital Discharges [1]	35,638,946
Doctors	1,062,205
Dentists	200,419
Practices with 2+ physicians [2]	175,263
Psychologists	81,498
Chiropractors	73,000
Assisted living facilities	28,900
Federally Qualified Health Centers	14,194
Hospitals	7,156
Podiatrists	6,110
Hospices	5,500

(1)   Estimated discharges based on admissions data, allowing for a small percentage of deaths
(2)   Estimated multiple physician offices based on solo practitioners reported

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Solution / Strategy

PATIENT INNOVATIONS DEVELOPS AND DEPLOYS TECHNOLOGIES TO IMPROVE THE PATIENT EXPERIENCE



OTC cloud-based Software-as-a-Service (SaaS)

Proprietary technology optimizes patient care... reduces healthcare inefficiencies in medical offices and hospitals

- OTC Virtual Intelligent Booking Engine – intelligent smartphone scheduling
- OTC SmartSchedule – adds revenue
- OTC SmartComm – subtracts costs
- Plus 18 additional OTC benefit apps
- Future benefit apps planned
- Benefit packages – Silver, Gold and Platinum Vista



Higher CMS Star Ratings

Less waiting – happier patients and more of them

- Patients hate waiting – #1 patient complaint
- Reduces waiting, lowers patient anxiety
- Improved operational efficiencies
- Higher throughput and revenues
- Slows the rising cost of healthcare



One of the most robust communications platforms in healthcare

Go-To-Market

Patient Innovations
OnTime Care

Patient Innovations expects to achieve scale using a bi-focal strategy

- Build a dedicated internal sales force
- Enter into distribution agreements with large, established sales teams employed by industry-leading partners
  - Henry Schein
  - Marcum Technology
  - major distributors of medical supplies and software
  - medical device manufacturers
  - Electronic Medical Record (EMR) systems

AGREEMENTS WITH INDUSTRY LEADERS SUPPORT FUTURE GROWTH AND EXIT MULTIPLES



- Initial funding
- Past CEO chairs Patient Innovations Advisory Board



- New distribution agreement
- Preparing launch
- Ready to scale



- New distribution agreement
- Adding OTC to hospital systems

ADDITIONAL TRUSTED HEALTHCARE COMPANIES – IN PROCESS

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Competitive Advantages



- Removes inefficiencies that lead to delays and mistakes
- Eliminates the #1 patient complaint – endless waiting
- Cuts lost time to deliver treatment
- OTC performs many of the distracting functions so that employees can focus on patients in practices and hospitals
- OTC helps employees support doctors to provide the best patient care
- Enables greater safety, better outcomes and shorter lengths of stay in hospitals
- Improves follow up care
- Easy self-service 24/7 improves access and throughput
- Provides ongoing and interactive patient communications
- Provides patients timely appointments and treatments
- Increases Net Promoter scores, CMS Star Ratings and Hospital Consumer Assessment of Healthcare Providers and Systems (HCAHPS) Scores
- Improves reimbursement rates

OTC – Competitive Comparison

Patient Innovations
OnTime Care

OnTime Care	OTC	ZocDoc	PatientPop	Yosi
Smartphone booking from search + social media	✓		✓	
SmartStandby® – auto-fills cancellations + no-shows	✓			
SmartBalance™ – automatic load balancing	✓			
SmartComm™ – Complete interactive communications platform for patients	✓			✓
Virtual waiting room	✓			
Treatment Timers – save 10-15 minutes per patient	✓			
PatientPriority® – Auto-triage level	✓			
Serial / Multiple appointments	✓			
Patient Mini-portal	✓			
Practitioner Mini-Portal w/Communicator With UpNext	✓			
AI Chatbot – Automated, intelligent chat	✓			
OTC Vista – Bluetooth RTLS Platform	✓			
Workflow automation and efficiency optimization	✓			
Unique data gathering presented intuitively	✓			
Room Utilization and optimization	✓			

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OTC – Virtual Intelligent Booking Engine (VIBE)


6:49
ontime.care
Telford Family Medical
Select Preferred Location
Oswestry
Shrewsbury
Wolverhampton
Birmingham
Shropshire Hills AONB
Google
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Schedule Virtual Consultation with doxy.me
OR
Select a location below
Shaw Family Medical
Shaw Lane Albrighton, Wolverhampton WV7 3DT
King Street Surgery
King Street Much Wenlock, Shropshire TF13 6BL
Shrewsbury Foot Care
OnTimeCare

- Virtual bridge to SmartSchedule, OTC's intelligent scheduling engine
- Variable length appointments based on reason for patient visit
- Smartphone, tablet or computer bookings – anywhere online, any time:
  - any website page
  - paid search listings
  - online business listings
  - online maps
  - social media pages
  - third-party aggregators (Yelp or others)
  - AI Chat
- SmartStandby® – automatically fills cancellations, anticipates and pre-fills no shows
- SmartBalance™ – automatic load balancing between busy providers and locations



One of the most robust communications platforms in healthcare

OTC – SmartSchedule

OnTime Care®


12:40
ontime.care
Telford Family Medical
Select the Physician you would...
for visit #2/2
Start typing to filter...
Dr. Dickson - TFM
4.4
Next available appointment 02/25/2021 @ 07:00 AM
Click to view other available dates
Dr. Carson - TFM
4.4
Next available appointment 02/25/2021 @ 07:00 AM
Click to view other available dates
Dr. Branch - TFM
4.2
Next available appointment 02/25/2021 @ 07:00 AM
Click to view other available dates
OnTimeCare

- Increases healthcare revenues
- Doctors see an estimated 22% more patients and spend more time with each one
- Calculates accurate variable time lengths for each appointment as well as PatientPriority® (OTC's triage level)
- PatientPriority lets doctors needing to bump patient appointments move the most serious patients into priority slots and reschedule lowest priority visits



One of the most robust communications platforms in healthcare

OTC – SmartComm

Patient Innovations OnTime Care


5:15
ontime.care
60 mins behind
Message - Can be personalized without affecting the template.
Select Template
No further action is required. See you soon!
Settings
Insert Privacy Notice
SMS
Voicecall
Email
Visits
Communicator

- Improved patient communication – reduces costs
- Provides medical practice with unlimited patient texts, emails, automated phone calls, broadcast texts, group messages and hi-resolution Telemedicine
  - fewer office and call center staff needed as patients self-serve
  - timely updates of appointment schedule to patients
  - estimated 30% lower rates for text messages
  - eliminates redundant reminder systems
  - secure group messaging to care teams included in OnTime Care Gold and Platinum Vista
  - SmartComm texts and calls are dynamic, intelligent and responsive
    - doctors and medical practice can text patients – recorded in OTC database
    - patients can reply – responses recorded in patient record in the OTC database
  - VirtualVisit – telemedicine
    - patients schedule appointments using VIBE and SmartSchedule



One of the most robust communications platforms in healthcare

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OTC – Basic Benefits

Patient Innovations
OnTime Care


All
UpNext
Exam Room 5 - Waiting 7 mins
Patient: Diarmaid Mccarthy
DOB: 1946-01-26
AGE: 74
2
No note
Waiting Room - Waiting 19 mins
Patient: Taddy Barker
DOB: 2002-08-17
AGE: 17
3
No note
Exam Room 4 - Waiting 6 mins
Patient: Reynold Morgan
DOB: 1956-01-18
AGE: 64
4
Visits
Communicator

PatientPriority

- Auto-calculated triage level
- If medical practice needs to bump appointments, then serious cases will be given priority

Predictive Decisioning

- OnTime Care Platinum Vista watches practices' workflow and recommends where to go next and most efficient workflow

SmartBalance

- Automatic load balancing between busy doctors and locations
- Rules based – uniquely considers symptoms and visit reasons



One of the most robust communications platforms in healthcare

OTC – Additional Benefits


8:56
+1 (205) 860-6552
Text Message
Today 8:56 AM
Dear Mr. Greenberg We are observing Social Distancing for patient safety. When you arrive, wait in your car and reply "A" to this text and we will check you in. From: Akram Boutros
Text Message

SmartDistance

- Automated social distancing
- OTC lets people check in from smartphones and advises when to come in

Treatment Timers

- Reduces lost time when a treatment ends
- Medical team simply starts a treatment timer
- When patient treatment ends, the patient is added to the UpNext screen, and the medical team is alerted to return to the patient

UpNext

- Solves one of doctors' biggest complaints – which exam room do I go to next?
- Mobile screen updates in real-time to inform medical team which location to go next
- Saves time and optimizes efficiency


12:25
Messages
AA
ontime.care
OnTimeCare Chatbot
Online
OnTimeCare Chatbot
Hello Jon and welcome
What can we help you with today?
You
Is there Parking
OnTimeCare Chatbot
Free parking is available at the rear of the building. Please use any marked spot and give reception your license plate details
Type your message here

AI Chat Engine

- Reduces incoming phone calls
- Patients can ask questions and get instant answers – without human intervention
  - wait times, cancel or book appointments
  - uses real-time info from OTC database

Acuity Manager

- Schedule vacation and time off more efficiently
- Predicts skill levels and staffing requirements based on upcoming appointment acuity

OnTime Intake

- Replaces dreaded clipboard forms with intuitive electronic intake for patient and medication history and insurance info

OnTime Workup

- Patients complete a simple online questionnaire about how they're feeling and OTC makes recommendations for the doctor to review

NO VISIT NEEDED	REQUEST VISIT	LAST NAME	FIRST NAME	TEST TYPE	MOBILE
❏	❏	Jones	Nancy	Nuclear	516.983.4055
❏	❏	James	John	Vascular	516.983.4088
❏	❏	Janis	Judy	Vascular	516.983.4097
❏	❏	Jakob	Arthur	Nuclear	516.983.4090

RapidResults Communicator

- Recover up to two hours per day or more using OTC Communicator text templates instead of calling patients with test results
- Screen lets doctors or assistants use a simple check box per patient row to message patients
    - recent tests were fine – no follow up needed
    - test results in – please click here to book an appointment
- Messages test results to patients in minutes

Secure Group Messaging (SGM)

- Busy doctors with privileges in more than one medical facility can use SGM to create care groups associated with the patient
- Send secure messages to the groups
- OTC sends reminders on orders
- Helps to ensure no orders are missed



One of the most robust communications platforms in healthcare

OnTime Care Platinum Vista – Benefits



Latest Technology BlueTooth Location System

- Measures time and encounters between patients, staff and portable medical equipment
- Feeds insights to SmartSchedule for more accurate scheduling
- Helps to reduce the length of patient stays in hospitals by eliminating multiple inefficiencies that cause lost, leaky time in service delivery
- Cost effective to over 85% of U.S. hospitals which cannot afford legacy RTLS tracking systems options
  - OnTime Care Vista – more than 70% lower cost than legacy Radio Frequency Identification (RFID) tracking systems
  - throughput – more than 20% higher volume than legacy RFID systems

Optional OTC Remote Patient Monitoring (RPM)

- Auto alerts with escalation
- Compatible with any remote RPM devices



One of the most robust communications platforms in healthcare

OnTime Care Platinum Vista – Options

Patient Innovations OnTime Care



FallSentry

- Helps to reduce patient falls and injury
- Alerts nurses when bed-ridden patients attempt to get up on their own
- Monitors ambulatory patients for potential falls; automatically alerts nursing staff

HealthyHands

- Automated handwashing compliance and reporting – avoiding penalties – ideal for infection control
- Reduces hospital acquired infections by making hand hygiene compliance and reporting automated, easy and affordable

Nurse Safety

- BLE Beacon wearables on staff badges instantly alert security if staff is under attack from unruly or psych patients
- Staff simply press a button on their wearables to transmit
  - exact location of the attack in the building
  - identifies second wearable of person perpetrating the attack



One of the most robust communications platforms in healthcare

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Management



Ken Greenberg – Co-Founder, Executive Chairman and President

More than 30 years of executive advertising and marketing experience with a concentration in healthcare and banking. In 2009, co-founded Patient Innovations and created OnTime Care to reduce waiting times in doctors' offices and optimize medical and healthcare facilities. Previously, co-founded Austin Williams in 1992, the leading advertising and marketing consultancy headquartered on Long Island, and the island's most awarded advertising agency in three key verticals: banking, healthcare, and higher education. Austin Williams currently does all digital marketing for healthcare industry leader Northwell and several others. Early career included more than 22 years in retail banking. Member of the New York Board of Regents for the Center for Security Policy; active in several charities and trade organizations including Young Jewish Professionals (YJP); Long Island Association; Long Island Advancement of Small Business (LIASB); American College of Healthcare Executives (ACHE); Health Leaders of NY (HLNY); The Beryl Institute. Recipient of the 2022-2023 Internet 2.0 Outstanding Leadership Award and 2021-2022 Internet 2.0 Top 50 Tech Visionaries Award. Inducted into the Direct Marketing Association Hall of Fame (2014). BA in Economics from Brooklyn College.



Rodney D. Reider, FACHE – Chief Executive Officer, Vice President and Director

More than 30 years of strategic leadership and oversight of hospitals throughout the U.S. President and CEO of RDR Solutions. Currently, Interim President at SSM Health St.Mary's Hospital – St. Louis, Missouri. Previously, Interim President at York Hospital (York, PA). Past President and Chief Executive Officer at Saint Alphonsus Health System (five hospital system). Began career as Director of Program Development and Operations at Irvine Medical Center, then moved into hospital administration as Chief Operations Officer at Saddleback Memorial Center (Laguna Hills, CA). Consultant for CoSourcing Partners. Healthcare Advisor and International Healthcare Services Ambassador for the YJP of New York. Frequent speaker and moderator at conferences from New York City to Tel Aviv. MBA in Finance from Loma Linda University. PhD and MA from Harrison Middleton University. MS in Physiology from California State Polytechnic University. BA from Chapman University.

Author of new book *Grabbing the Next Rung: The Heart of Leadership* available at Amazon.





Jeffrey L. Bass, MA, MPA – Chief Operating Officer, Vice President and Director

More than 40 years of executive management, strategic and accounting advisory to corporate leadership and boards of directors. Since 2007, Managing Member of Executive Strategies Group LLC. Previously, Principal in Charge of Strategic Business Planning and Advisory Services at Margolin, Winer & Evens LLP. Board member of the Institute for Work Force Advancement (Long Island). Former member of the Long Island Cabinet of the State of Israel Bonds. Former Associate Trustee of the North Shore-LIJ Health System (Northwell) and early Board member of the Feinstein Medical Research Institute. Elected delegate to the 1995 White House Conference on Small Business; chaired Committees on Capital Formation for the New York State and Northeast Regional delegations. Past member of Israel Bonds Board of Governors. Speaker and moderator at business conferences and frequently quoted in local and national business media. Active supporter of various philanthropic and community-based organizations. Master's in Public Administration from New York University. Master's in Urban Studies and Planning from the City University of New York.



Jon Zvi Batash, MD – Chief Medical Officer, Vice President and Director

More than 16 years as an internal medicine physician focused on providing care to patients in skilled nursing and hospital settings. Expertise in developing and deploying healthcare IT products to improve patient safety and communications. Since 2012, independent hospitalist at St. Francis, The Heart Center. Medical Director at two premier Long Island skilled nursing and rehab facilities: Queens Nassau Rehabilitation and Nursing Center and Suffolk Center. Residency, Internal Medicine at North Shore – Long Island Jewish Health System. MD from Ross University School of Medicine. BS in Biochemistry from Stony Brook University.



Robin Bennett – Chief Technology Officer

More than 30 years of commercial software experience. Architect of several market-leading applications and software systems used worldwide. Since 2006, Director of Software Development for Start Software (U.K. and Australia). Prior IT manager at Midlands Electricity plc, one of the UK's leading energy businesses. Previously worked as a consultant and independent IT Manager for Midlands Gas. Visiting lecturer in software development and internet security Dudley College. Fellow of the Institute of Analysts and Programmers. Member of the Institute of Directors. BA and MA in Mathematics & Computation from St Hugh's College, Oxford University.



Jeffrey D. Alter – Chair of Advisory Board and Director

More than 27 years of executive and strategic leadership in healthcare. Since October 2021, CEO of Summit Health/CityMD. Since 2018, President of Arcturus One Consulting, providing advisory services to private equity and boards of directors. Serves on numerous boards including the Long Island Association, the Board of Governors of St. John's University, Summit Health/CityMD, Professional Physical Therapy, NuMotion and Progenity. From 2020 to 2021, Executive Vice President, IngenioRx at Anthem, Inc. From 2011 to 2018, CEO of UnitedHealthcare's Commercial Group. From 2008 to 2011, served as Northeast Regional CEO for UnitedHealthcare; previously served as COO of the Northeast Region. Prior to joining UnitedHealthcare, Vice President of Strategic Financial Planning for Oxford Health Plans; led the Company's financial planning, merger and acquisition strategy and strategic initiatives. Previous roles include seven years as Vice President of Finance and Operations at Vytra Health Plans and in various finance and operations roles for 10 years for Grumman Aerospace and Harris Corporations. MBA in Finance and BS in Marketing from St. John's University.

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FOOTNOTES:

Overview; What's In It For EveryBody; Competitive Advantages; and Solution/Strategy

(1) McKinsey – The productivity imperative for healthcare delivery in the United States – Feb 2019
(2) PXJ – Wait time reality check – The convergence of process perception and expectation – Vol 5 Issue 2 Article 14 – 2018
(3) Partners In Leadership – Diagnosing the Patient Experience and the Culture Cure – 2018
(4) The Beryl Institute – Consumer Perspectives on Patient Experience – 2018
(5) The Beryl Institute – Wait Times Patient Perceptions and their impact on the Patient Experience – May 2016
(6) KaufmanHall – State of Consumerism in Healthcare – 2017
(7) salesforce.com – The Changing Dynamics of Customer Engagement – 2016
(8) The Atlantic – The Problem with Satisfied Patients – April 2015
(9) Accenture – Patient Engagement – Happy Patients Healthy Margins – 2015
(10) AJMC – Wait Time Patient Satisfaction Scores and the Perception of Care – May 2014
(11) Human Resource Management Research – The Analysis of Appointment System to Reduce Outpatient Waiting Time at Indonesias Public Hospital – 2013
(12) West – When Patients Are Waiting Communication is Key
(13) West – Case Study – Oklahoma University Physicians Improve Patient Experience with MultiChannel Engagement – 2013

Problem – Strained and Inefficient Medical System; Competitive Advantages; Global Healthcare Opportunity

(14) Estimates based on management experience
(15) Managed Healthcare Executive – Medicare Advantage Star Ratings – The New Patient Experience Imperative for Health Plans -2021
(16) US DHHS -Contract Year 2021 Policy and Technical Changes to the Medicare Advantage Program – 200602

Global Healthcare Opportunity

(17) Statistica – Forecasted U.S. national health expenditures as a percentage of GDP from 2021 to 2028 – 2021
(18) Statistica – Total active physicians in the U.S. 2021 by state – 211019
(19) Statistica – Total hospital admissions in the United States 1946-2019 – 210810
(20) American Dental Association – Supply of Dentists in the U.S. – 2001-2020 – May 2021
(21) American Hospital Association – Fast Facts on U.S. Hospitals – 2021
(22) Definitive Healthcare -One place, all the data – 2021
(23) Podiatrist – Demographics and Statistics In The US – 2021
(24) ConsumerAffairs – 2021 assisted living statistics – 2021
(25) BestAccreditedColleges – How many licensed chiropractors are in the US – 2021
(26) AHCA NCAL – Assisted Living – Facts & Figures – 2021
(27) NHPCO – Facts and Figures 2020 Edition – 200820
(28) Definitive Healthcare – How Many Hospitals Are in the US – August 2020
(29) Statistica – Urgent care centers in the U.S. 2013-2019 – 200406
(30) Wikipedia – Group medical practice in the United States – 200313
(31) Grand View Research – U.S. Hospice Survey Analysis 2016-2027 – 2020
(32) Definitive Healthcare – How Many Federally Qualified Health Centers Are There – June 2019
(33) The Physicians Foundation – 2018 Survey of Americas Physicians – September 2018
(34) Estimates based on management experience (a) estimated discharges based on admissions data, allowing for a small percentage of deaths; and (b) estimated multiple physician offices based on solo practitioners reported

OTC – Competitive Comparison

(35) Developed by management using publicly available information from company websites

OFFERING SUMMARY_____

COMPANY:	PI Cloud Tech, Inc. (dba Patient Innovations)
CORPORATE ADDRESS:	5507 Nesconset Hwy, Ste 10-256, Mount Sinai, NY 11766-2031
OFFERING MINIMUM:	$25,000
OFFERING MAXIMUM:	$5,000,000
MINIMUM INVESTMENT AMOUNT (PER INVESTOR):	$250.00

TERMS_____

OFFERING TYPE:	Equity
SECURITY NAME:	Class B Non-Voting Common Stock
MINIMUM NUMBER OF SHARES OFFERED:	2,135
MAXIMUM NUMBER OF SHARES OFFERED:	427,025
PRICE PER SHARE:	$11.71
PRE-MONEY VALUATION:	$36,000,000

Use of Proceeds May Change Materially

Any information provided regarding the use of proceeds is an estimated forecast only. The Company might incur uses of proceeds that differ materially from any use of proceeds information provided to prospective investors, including salary or other compensation to current owners, founders, senior management, or their friends or relatives.

OFFERING DETAILS (LINK)   FILL IN

FORM C FILING (LINK)   FILL IN

The investor should read the Form C, Offering Memorandum, and the Risks section before investing in this transaction.

RISKS

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

COMMENTS_____

IMPORTANT MESSAGE

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Neither Castle Placement, LLC nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures contained herein.

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Forward-looking statements often regarding the adequacy of funding to meet future needs, expected future revenue and expenses, the market for goods or services, or other similar matters

Forward-looking statements are based on management's current expectations and assumptions regarding the company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results

Forward-looking statements, as with any projection or forecast, are inherently susceptible to error, uncertainty, and changes in circumstances

Actual results may vary materially from those expressed or implied in forward-looking statements due to economic, strategic, political and social conditions, government regulation, errors in estimates such as in the expected

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Castle Placement provides three ways to raise funding from investors globally and in the US (all 50 states, Puerto Rico, and Washington DC) under federal and state laws and regulations:

-- Regulation Crowdfunding; $5 million per year; light disclosure required; anyone (including non-accredited) can invest; general solicitation/advertising permitted

-- Regulation D Rule 506(c); amount raised is unlimited; light disclosure required after closing; only accredited investors (high-net worth individuals and institutions) can invest; general solicitation/advertising permitted

Equity Crowdfunding Investment Risks:

Castle Placement does not make recommendations of securities to investors.

The company issuing securities is Castle Placement's client.

If you are an investor, you are not a customer or client of Castle Placement.

Your decision to invest is yours alone, with the help of your professional and legal advisors.

Equity crowdfunding investments, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.

Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding

Experienced investment bankers: extensive relationships and structuring experience

World-class team of professionals from top-tier global investment banks

Over 64,500 institutional investors and 600,000 accredited investors - private equity, venture capital, strategic, family offices, pension funds, foundations, endowments, sovereign wealth funds, hedge funds, and lenders.

For more more background of the Castle Placement, LLC broker-dealer and professionals, Click Here.

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This site is operated by Castle Placement, LLC ("Castle Placement"), a registered broker-dealer and member FINRA/SIPC located at 1460 Broadway, New York, NY 10036. Castle Placement does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Castle Placement is not responsible for the adequacy, accuracy or completeness of any information. Neither Castle Placement nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

errors in estimates such as in the expected market size, expected costs of bringing a product to market, expected timelines and resources required to complete projects, and other operational and financial estimates, recent and future changes in technology, services and standards, changes in consumer behavior, plans, initiatives and strategies, and consumer acceptance thereof

In addition, actual results may vary materially from those expressed or implied in forward-looking statements due to changes in the plans, initiatives and strategies of the third parties that are necessary or important to the company's success, competitive pressures, including as a result of changes in technology, ability to deal effectively with economic slowdowns or other economic or market difficulties, increased volatility or decreased liquidity in the capital markets, including any limitation on the company's ability to access the capital markets for debt securities, refinance its outstanding indebtedness or obtain equity, debt or bank financings on acceptable terms, failure to meet earnings expectations or comply with federal, state and foreign regulations as they related to securities offerings and exchanges, the adequacy of the startup's risk management framework, changes in U.S. GAAP or other applicable accounting policies, the impact of terrorist acts, hostilities, natural disasters (including extreme weather) and pandemic viruses, or a disruption or failure of the company's or its vendors' network and information systems or other technology upon which its businesses rely

Furthermore, actual results may vary materially from those expressed or implied in forward-looking statements due to changes in tax, federal communication and other laws and regulations, digital systems being compromised by hacking,

-- Regulation A+; $75 million per year; significant (but less than an IPO) disclosure required; anyone (including non-accredited) can invest; general solicitation/advertising permitted; sometimes referred to as a "mini-IPO."

Castle Placement does not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform.

There is no guarantee of success, and there is a potential for loss of your investment.

period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be a small part of your overall investment portfolio. Further, the start-up portion of your portfolio should include a balanced portfolio of different start-ups.

Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years), or lose their investment in its entirety, should not invest.

forking and hostile take-over, changes in foreign exchange rates and in the stability and existence of foreign currencies; and other risks and uncertainties which may or may not be specifically discussed in materials provided to investors

Any forward-looking statement speaks only as of the date on which it is made – companies are under no obligation to, and generally they expressly disclaim any obligation to, update or alter their forward-looking statements, whether as a result of new information, subsequent events or otherwise